04 MAR 22 AM 7:21

Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

March 17, 2004
Our ref. No. PI 037

The U.S. Securities and Exchange Commis[redacted]
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

04010740

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Impairment Losses on Investments**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

Yours sincerely,

Eiji Oshima
General Manager
Investor Relations Office

3/22

March 17, 2004

Impairment Losses on Investments

The Mitsubishi Corporation Board of Directors today approved a resolution to write down the book value of shares held in POWEREDCOM, INC. in light of that company's financial position and other factors, as detailed below.

1. Summary of Mitsubishi Corporation's Shareholding in POWEREDCOM, INC.

(1) Number of shares:	155,856.42
(2) Book value:	20,437,141,723 yen

2. Effect on Earnings

Mitsubishi Corporation forecasts a pre-tax impairment loss of approximately 20.4 billion yen on a non-consolidated basis. The company expects to book a loss on marketable securities and investments of the same amount on a consolidated (U.S. GAAP) basis.

3. Effect on Earnings Forecast

There is no change to Mitsubishi Corporation's recently announced consolidated earnings forecast (U.S. GAAP) of 100 billion yen for the fiscal year ending March 31, 2004 as a result of this action. Mitsubishi Corporation uses consolidated results for management purposes, and does not disclose non-consolidated earnings forecasts.

4. Outline of POWEREDCOM, INC.

(1) Name: POWEREDCOM, INC.
(2) Representative: Satoshi Shiraishi
(3) Head office: 2-16-1 Konan, Minato-ku, Tokyo
(4) Date established: March 7, 1986
(5) Business lines: Type-1 and Type-2 telecommunications carrier
(6) Fiscal year-end: March 31
(7) Number of employees: 2,104 (consolidated), 1,991 (non-consolidated) (As of September 30, 2003)
(8) Capital: 42,061.85 million yen
(9) Main shareholders:

The Tokyo Electric Power Company, Incorporated	35.6%
Mitsui & Co., Ltd.	11.6%
Mitsubishi Corporation	11.6%
The Kansai Electric Power Co., Inc.	7.0%
Sumitomo Corporation	5.8%
Chubu Electric Power Co., Inc.	4.9%